Filed by Pathfinder Acquisition Corporation

(Commission File No. 001-40074)

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Pathfinder Acquisition Corporation

Form S-4 File No.: 333-258769

SERVICEMAX, INC. ANNOUNCES SECOND QUARTER FISCAL YEAR 2022 RESULTS

– Revenue of $32.2 million, an increase of 18% year-over-year –

– Subscription revenue of $27.5 million, an increase of 24% year-over-year –

Pleasanton, California – September 10, 2021 – ServiceMax, Inc. (“ServiceMax” or the “Company”), a leader in asset-centric, Field Service Management software, today announced financial results for its second quarter of fiscal year 2022, ended July 31, 2021.

Neil Barua, Chief Executive Officer of ServiceMax commented, “I am incredibly proud of our Q2 results, and our strong subscription revenue growth reflects the increasing demand for cloud-native, asset-centric Field Service solutions that we see from our new and existing customers. The traction that ServiceMax is seeing in the market is a testament to our vision and ability to execute, furthering an already proven track-record in our space. We’re excited to continue this momentum.

“ServiceMax’s leadership continues to be recognized by industry analysts, and we were named a Leader in the Gartner Magic Quadrant for Field Service Management for the sixth consecutive year. The planned acquisition of LiquidFrameworks, as well as our ongoing product innovation, continues to create a compelling value proposition for new and existing customers looking to transform their Field Service operations.

“Looking forward, we remain excited about the prospects for the Company as we aim to complete a business combination with Pathfinder Acquisition Corporation in the second half of our fiscal year, through which ServiceMax is expected to become a publicly traded company, further enhancing our ability to deliver on what we see as an increasingly attractive market demand.”

Second Quarter Fiscal Year 2022 Financial Highlights

●	Total Revenue: Total revenue was $32.2 million during the second quarter of fiscal 2022, representing an increase of 18% year-over-year, compared to $27.2 million during the second quarter of fiscal 2021. Excluding the impact of purchase accounting for fiscal 2021, total revenue increased 17% year-over-year.
●	Subscription Revenue: Subscription revenue was $27.5 million during the second quarter of fiscal 2022, representing an increase of 24% year-over-year, compared to $22.1 million during the second quarter of fiscal 2021. Excluding the impact of purchase accounting for fiscal 2021, subscription revenue increased 22% year-over-year.
●	Operating Results: Loss from operations was $13.9 million during the second quarter of fiscal 2022, compared to $14.4 million during the second quarter of fiscal 2021. Non-GAAP loss from operations was $2.5 million during the second quarter of fiscal 2022, compared to $4.0 million during the second quarter of fiscal 2021.

Recent Business Highlights

●	Signed new deal with a leading equipment rentals company serving construction, industrial, energy, infrastructure, and government. This deal provides more than 8,000 ServiceMax licenses to enable improved asset visibility, cost reduction and increased revenues.
●	Signed new deal with leading provider of medical diagnostic imaging and healthcare information technology. For this customer, ServiceMax is enabling a transition to a cloud-based solution with visibility into contracts, warranties, and entitlements to stop/reduce contract leakage around service and parts.
●	Signed additional customer wins and expansions across a variety of industries including a threat detection and security screening technologies provider, a pharmaceutical and medical device company, an industrial IoT solutions provider, a flight simulation company, and a technology company focused on imaging for business.
●	Announced a definitive agreement to acquire LiquidFrameworks, advancing ServiceMax’s Field Service Management capabilities in the energy sector.
●	Named a Leader in the Gartner Magic Quadrant for Field Service Management for the 6th consecutive year based on the Company’s completeness of vision and ability to execute.
●	Named Sophie Ames as Chief Human Resources Officer and appointed two new members to the Company’s Board of Directors: Felicia Alvaro, the Independent Director and Audit Committee Chair of Cornerstone on Demand; and Callie Field, the Executive Vice President and Chief Customer Experience Officer for T-Mobile.

Financial Outlook

ServiceMax is reiterating guidance for its fiscal year 2022 ending January 31, 2022, as follows (in millions):

	FY2022 Guidance	Year-over-year increase
Total Revenue	$130 million	19%
Subscription Revenue	$112 million	22%
Non-GAAP Operating Results	$(22) million

Business Combination Transaction

On July 15, 2021, ServiceMax entered into a business combination agreement with Pathfinder Acquisition Corp. (Nasdaq: PFDR) (“Pathfinder”), a publicly traded special purpose acquisition company co-sponsored by affiliates of HGGC and Industry Ventures, which was amended and restated on August 12. The transaction is expected to close in the fourth quarter of 2021. The transaction is expected to deliver approximately $335 million of gross proceeds to the combined company, assuming no redemptions by Pathfinder shareholders, and including proceeds from a strategic common equity investment immediately prior to closing by leading software companies PTC Inc. and Salesforce Ventures at the same valuation as the business combination transaction. The closing of the transaction is expected to result in ServiceMax becoming a Nasdaq listed company under the ticker symbol “SMAX”.

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About ServiceMax

ServiceMax’s mission is to help customers keep the world running with asset-centric field service management software. As a recognized leader in this space, ServiceMax’s mobile apps and cloud-based software provide a complete view of assets to field service teams. By optimizing field service operations, customers across all industries can better manage the complexities of service, support faster growth, and run more profitable, outcome-centric businesses.

About Pathfinder Acquisition Corporation

Pathfinder Acquisition Corporation (NASDAQ: PFDR) is a purpose-built partnership between affiliates of two investment firms with a strong record of success as investors in technology and tech-enabled businesses: HGGC, a leading middle-market private equity firm based in Palo Alto, and Industry Ventures, a leading multi-strategy venture capital platform based in San Francisco. Pathfinder’s corporate objective is to identify and execute a business combination with a high quality, growth-oriented private company in the tech sector that Pathfinder believes can succeed as a public company and generate attractive returns for shareholders over the long term.

Forward-Looking Statements

This communication contains forward-looking statements that are based on beliefs and assumptions and on information currently available to ServiceMax relating to the future financial performance of the business and certain planned acquisitions. In some cases, you can identify forward-looking statements by the following words: “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing,” “target,” “seek” or the negative or plural of these words, or other similar expressions that are predictions or indicate future events or prospects, although not all forward-looking statements contain these words. Any statements that refer to expectations, projections or other characterizations of future events or circumstances, including strategies or plans as they relate to the Business Combination or the consummation of the Business Combination itself, are also forward-looking statements. These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance, or achievements to be materially different from the information expressed or implied by these forward-looking statements. ServiceMax cannot assure you that the forward-looking statements in this communication will prove to be accurate. These forward-looking statements are subject to a number of risks and uncertainties, including those included under the heading “Risk Factors” in the registration statement on Form S-4 filed by Pathfinder with the SEC and those included under the heading “Risk Factors” in the final prospectus filed by Pathfinder on February 18, 2021 relating to Pathfinder’s initial public offering and in its subsequent periodic reports and other filings with the SEC. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by Pathfinder, ServiceMax, their respective directors, officers or employees or any other person that Pathfinder and ServiceMax will achieve their objectives and plans in any specified time frame, or at all. The forward-looking statements in this communication represent the views of ServiceMax as of the date of this communication. Subsequent events and developments may cause that view to change. However, while ServiceMax may elect to update these forward-looking statements at some point in the future, there is no current intention to do so, except to the extent required by applicable law. You should, therefore, not rely on these forward-looking statements as representing the views of ServiceMax as of any date subsequent to the date of this communication.

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Additional Information

In connection with the Business Combination, Pathfinder has filed a registration statement on Form S-4 with the SEC that includes a prospectus with respect to Pathfinder’s securities to be issued in connection with the Business Combination and a proxy statement with respect to the stockholder meeting of Pathfinder to vote on the Business Combination. Stockholders of Pathfinder and other interested persons are encouraged to read the preliminary proxy statement/prospectus as well as other documents to be filed with the SEC because these documents will contain important information about Pathfinder, ServiceMax and the Business Combination. After the registration statement is declared effective, the definitive proxy statement/prospectus to be included in the registration statement will be mailed to stockholders of Pathfinder as of a record date to be established for voting on the Business Combination. Once available, stockholders of Pathfinder will also be able to obtain a copy of the S-4, including the proxy statement/prospectus, and other documents filed with the SEC without charge, by directing a request to: Pathfinder Acquisition Corporation, 1950 University Avenue, Suite 350, Palo Alto, California 94303. The preliminary and definitive proxy statement/prospectus to be included in the registration statement, once available, can also be obtained, without charge, at the SEC’s website (www.sec.gov).

Participants in the Solicitation

Pathfinder and ServiceMax and their respective directors and executive officers may be considered participants in the solicitation of proxies with respect to the potential transaction described in this communication under the rules of the SEC. Information about the directors and executive officers of Pathfinder and their ownership is set forth in Pathfinder’s filings with the SEC, including the final prospectus filed by Pathfinder on February 18, 2021 relating to Pathfinder’s initial public offering and in its subsequent periodic reports and other filings with the SEC. Additional information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the Pathfinder stockholders in connection with the potential transaction can be found in the registration statement containing the preliminary proxy statement/prospectus filed with the SEC. These documents are available free of charge at the SEC’s website at www.sec.gov or by directing a request to: Pathfinder Acquisition Corporation, 1950 University Avenue, Suite 350, Palo Alto, California 94303.

No Offer or Solicitation

This press release is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and does not constitute an offer to sell or a solicitation of an offer to buy any securities of Pathfinder or ServiceMax, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.

Investor Relations

ServiceMaxIR@icrinc.com

Media Relations

ServiceMaxPR@icrinc.com

Pathfinder Acquisition Corporation

edesciora@stantonpr.com

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ServiceMax, Inc.

Condensed Consolidated Balance Sheets

(Unaudited and in thousands, except par value amounts)

	As of July 31,	As of January 31,
	2021	2021
	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$77,254	$81,169
Accounts receivable, net	27,853	35,977
Accounts receivable – related party	1,406	3,600
Prepaid expenses	1,992	2,062
Deferred sales commissions	2,269	1,761
Other assets	2,210	2,569
Total current assets	112,984	127,138

Property and equipment, net	436	669
Internally developed software, net	2,529	2,739
Operating lease right-of-use assets	8,094	7,141
Goodwill	373,825	373,825
Intangible assets, net	99,394	118,272
Deferred sales commissions, noncurrent	4,568	3,755
Deferred public offering costs	5,129	-
Deposits and other long-term assets	894	1,318
Total assets	607,853	634,857

LIABILITIES AND STOCKHOLDER’S EQUITY
Current liabilities:
Accounts payable	5,118	4,119
Accounts payable – related parties	1,789	983
Accrued expenses	14,922	13,716
Operating lease liabilities	3,143	2,440
Unearned revenue	68,476	66,971
Total current liabilities	93,448	88,229

Operating lease liabilities, noncurrent	5,266	5,023
Unearned revenue, noncurrent	2,077	4,930
Deferred tax liability, net	3,182	4,795
Other long-term liabilities	413	177
Total liabilities	104,386	103,154
Commitments and contingencies
Common stock $0.01 par, 100 shares issued and outstanding as of July 31, 2021 and January 31, 2021	-	-
Additional paid-in capital	663,540	662,723
Accumulated deficit	(160,073)	(131,020)
Total stockholder’s equity	503,467	531,703
Total liabilities and stockholder’s equity	$607,853	$634,857

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ServiceMax, Inc.

Condensed Consolidated Statement of Operations

(Unaudited and in thousands, except per share data)

	For the Three Months Ended July 31,		For the Six Months Ended July 31,
	2021	2020	2021	2020
	(Unaudited)		(Unaudited)

Revenue
Subscription	$27,480	$22,109	$53,237	$43,720
Professional services	4,706	5,075	8,958	9,398
Total revenue	32,186	27,184	62,195	53,118
Cost of revenue
Subscription ¹	11,282	11,294	22,527	22,532
Professional services¹	4,448	5,232	9,191	10,714
Total cost of revenue	15,730	16,526	31,718	33,246
Subscription	16,198	10,815	30,710	21,188
Professional services	258	(157)	(234)	(1,316)
Gross profit	16,456	10,658	30,477	19,872

Operating expenses
Sales and marketing¹	16,047	15,316	33,385	32,954
Research and development¹	7,668	6,048	15,691	13,731
General and administrative¹	6,673	3,731	11,526	8,792
Total operating expenses	30,388	25,095	60,602	55,477

Loss from operations	(13,932)	(14,437)	(30,125)	(35,605)

Interest income	5	23	9	96
Gain (loss) on foreign exchange transactions	(198)	431	(150)	(107)
Other income (expense), net	24	9	25	(14)
Total other income (expense), net	(169)	463	(116)	(25)

Loss before income taxes	(14,101)	(13,974)	(30,241)	(35,630)

Income tax benefit	538	3,763	1,188	8,398

Net loss and comprehensive loss	$(13,563)	$(10,211)	$(29,053)	$(27,232)

Loss per common share:
Basic and diluted	(136)	(102)	(291)	(272)

Weighted average shares:

Basic and diluted	100	100	100	100

(1)	Includes stock-based compensation expense as follows:

	For the Three Months Ended, July 31,		For the Six Months Ended, July 31,
	2021	2020	2021	2020
Cost of revenue	$109	$45	$176	$70
Sales and marketing	121	98	219	133
General and administrative	219	225	434	433
Research and development	137	64	226	85
Total stock-based compensation expense	$586	$432	$1,055	$721

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ServiceMax, Inc.

Condensed Consolidated Statement of Cash Flows

(In Thousands of US Dollars)

	Six Months Ended July 31,
	2021	2020
	(Unaudited)
Cash flows from operating activities
Net loss	$(29,053)	$(27,232)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	257	262
Amortization of intangible assets	18,878	18,878
Amortization of internally developed software	277	-
Amortization of deferred sales commissions	1,099	568
Stock-based compensation expense	1,055	721
Bad debt expense/(recovery)	(56)	389
Noncash lease expense	1,350	1,606
Deferred income tax benefit	(1,613)	(8,949)
Changes in operating assets and liabilities
Accounts receivable	8,180	3,003
Accounts receivable – related party	2,194	2,199
Prepaid expenses	70	(457)
Other current assets	359	180
Deferred sales commissions	(2,421)	(1,477)
Deposits and other assets	424	16
Accounts payable	(870)	(4,451)
Accounts payable – related party	806	(900)
Accrued expense	256	1,609
Unearned revenue	(1,348)	2,796
Operating lease liabilities	(1,357)	(1,598)
Net cash used in operating activities	(1,513)	(12,837)
Cash flows from investing activities
Purchases of property and equipment	(23)	(105)
Capitalization of internally developed software	(70)	(1,009)
Net cash used in investing activities	(93)	(1,114)
Cash flows from financing activities
Capital contributions from ServiceMax, JV, LP	-	84,716
Payments related to public offerings	(2,309)	-
Net cash flows provided by (used in) financing activities	(2,309)	84,716
Net increase (decrease) in cash and cash equivalents	(3,915)	70,765
Cash and cash equivalents, beginning of period	81,169	16,819
Cash and cash equivalents, end of period	$77,254	$87,584
Supplemental disclosures of cash flow information:
Income taxes paid	845	25
Operating lease right of use assets and lease liability recorded for new lease	2,303	-
Deferred public offering costs incurred and included in accounts payable	2,820	-

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ServiceMax’s Use of Non-GAAP Financial Measures

In addition to our results of operations above, ServiceMax reports certain financial measures that are not required by or presented in accordance with GAAP including non-GAAP Operating Results. ServiceMax believes that the disclosure of non-GAAP financial measures provides investors with additional information that reflects the amounts and financial basis upon which ServiceMax’s management assesses and operates its business. In particular, we believe that adjustments for the impact of purchase accounting for fiscal 2021 are particularly useful when making year over year comparisons. ServiceMax’s definition may differ from the definitions used by other companies and therefore comparability may be limited. In addition, other companies may not publish these or similar metrics. These non-GAAP financial measures should not be viewed in isolation or as a substitute for, or superior to, measures prepared in accordance with GAAP. A reconciliation of GAAP to non-GAAP financial measures is provided below.

ServiceMax, Inc.

Reconciliation of GAAP to Non-GAAP Measures

(Unaudited and in thousands)

Adjusted Gross Profit represents gross profit adjusted for fair value adjustment to acquired unearned revenue, amortization of acquired intangibles, stock-based compensation expense, and severance costs.

	Three Months Ended		Six Months Ended
	July 31,		July 31,
	2021	2020	2021	2020
Gross Profit	$16,456	$10,658	$30,477	$19,872
Amortization of Acquired Intangibles (1)	5,185	5,185	10,370	10,370
Impact of Fair Value Adjustment (2)	-	394	-	791
Stock-Based Compensation	109	45	176	70
Other Non-Recurring Costs (3)	-	-	143	112
Adjusted Gross Profit	$21,750	$16,282	$41,166	$31,215

(1)	Amortization of acquired intangibles refers to the amortization of the intangible value assigned to the technology acquired from the GE carve out ServiceMax JV, LP Acquisition.
(2)	Fair value adjustment represents the impact of the fair value adjustment to acquired unearned revenue relating to subscription services billed by ServiceMax prior to the acquisition by SLP-SA Silverlake Partners. This adjustment represents the difference between the revenue recognized based on management’s estimate of fair value of acquired unearned revenue and the receipts billed prior to the acquisition less revenue recognized prior to the acquisition.
(3)	Other non-recurring costs includes severance and other costs due to company reorganization.

Adjusted Subscription Gross Profit represents subscription gross profit adjusted for the fair value adjustment to acquired unearned revenue, amortization of acquired intangibles, stock-based compensation expense, and severance costs.

	Three Months Ended		Six Months Ended
	July 31,		July 31,
	2021	2020	2021	2020
Subscription Revenue Gross Profit	$16,198	$10,815	$30,710	$21,188
Amortization of Acquired Intangibles (1)	5,185	5,185	10,370	10,370
Impact of Fair Value Adjustment (2)	-	394	-	791
Other Non-Recurring Costs (3)	6	2	12	(21)
Adjusted Subscription Gross Profit	$21,389	$16,396	$41,092	$32,328

(1)	Amortization of acquired intangibles refers to the amortization of the intangible value assigned to the technology acquired from the GE carve out ServiceMax JV, LP.
(2)	Fair value adjustment represents the impact of the fair value adjustment to acquired unearned revenue relating to subscription services billed by ServiceMax prior to the acquisition by SLP-SA Silverlake Partners. This adjustment represents the difference between the revenue recognized based on management’s estimate of fair value of acquired unearned revenue and the receipts billed prior to the acquisition less revenue recognized prior to the acquisition.
(3)	Other non-recurring costs includes severance and other costs due to company reorganization and stock-based compensation expense.

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Non-GAAP Operating Results represents results from operations as reported in our consolidated statement of operations excluding the impact of fair value adjustment to acquired unearned revenue, fair value adjustments to acquired deferred commissions, amortization of acquired intangibles, stock-based compensation expenses, severance costs, and acquisition costs.

	Three Months Ended		Six Months Ended
	July 31,		July 31,
	2021	2020	2021	2020
Loss from Operations	$(13,932)	$(14,437)	$(30,125)	$(35,605)
Amortization of Acquired Intangibles (1)	9,439	9,439	18,878	18,878
Stock-Based Compensation	586	432	1,055	721
Impact of Fair Value Adjustments (2)	(172)	92	(373)	159
Other Non-Recurring Costs (3)	1,562	457	2,348	793
Adjusted Loss from Operations	$(2,517)	$(4,017)	$(8,217)	$(15,054)

(1)	Amortization of acquired intangibles refers to the amortization of the intangible value acquired from the GE carve out and ServiceMax JV, LP Acquisition.
(2)	Fair value adjustments represent the impact of the fair value adjustment to acquired deferred commissions relating to sales commissions deferred and to acquired unearned revenue relating to subscription services billed by ServiceMax prior to the acquisition by Silver Lake Partners SLP-SA. The adjustment for deferred commissions represents the difference between the deferred sales commissions recognized based on management’s estimate of fair value of deferred sales commissions and the sales commissions deferred prior to the acquisition less amortization of deferred commissions recognized prior to the acquisition. The adjustment for unearned revenue represents the difference between the revenue recognized based on management’s estimate of fair value of acquired unearned revenue and the receipts billed prior to the acquisition less revenue recognized prior to the acquisition.
(3)	Other non-recurring costs includes acquisition costs related to the planned acquisition of LiquidFrameworks, the carve-out from GE, the Business Combination with Pathfinder, and severance and other costs due to company reorganization.

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